As filed with the Securities and Exchange Commission on June 5, 2019
Securities Act File No. 333-220385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form N-2
(check appropriate box or boxes)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 8

 Capital Southwest Corporation
(Exact name of registrant as specified in charter)

 5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, TX 75240
(214) 238-5700
(Address and telephone number, including area code, of principal executive offices)
Michael S. Sarner
Chief Financial Officer, Secretary and Treasurer
Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, TX 75240
(Name and address of agent for service)

 COPIES TO:
Steven B. Boehm
Vlad M. Bulkin
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001
(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒
It is proposed that this filing will become effective (check appropriate box):  ☒ when declared effective pursuant to section 8(c).

1

EXPLANATORY NOTE
This Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-220385) of Capital Southwest Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 8 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 8 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 8 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

2

PART C
Other Information
Item 25. Financial Statements And Exhibits

(1)	Financial Statements
The following financial statements of Capital Southwest Corporation (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

Unaudited Financial Statements	Page
Consolidated Statements of Assets and Liabilities as of June 30, 2018 (Unaudited) and March 31, 2018	F-2
Consolidated Statements of Operations (Unaudited) for the three months ended June 30, 2018 and 2017	F-3
Consolidated Statements of Changes in Net Assets (Unaudited) for the three months ended June 30, 2018 and 2017	F-4
Consolidated Statements of Cash Flows (Unaudited) for the three months ended June 30, 2018 and 2017	F-5
Consolidated Schedule of Investments as of June 30, 2018 (Unaudited) and March 31, 2018	F-6
Notes to Consolidated Financial Statements (Unaudited)	F-17
Consolidated Schedule of Investments in and Advances to Affiliates (Unaudited) for the three months ended June 30, 2018	F-52

Audited Financial Statements	Page
Reports of Independent Registered Public Accounting Firm	F-54
Consolidated Statements of Assets and Liabilities as of March 31, 2018 and 2017	F-57
Consolidated Statements of Operations for Years Ended March 31, 2018, 2017 and 2016	F-58
Consolidated Statements of Changes in Net Assets for Years Ended March 31, 2018, 2017 and 2016	F-59
Consolidated Statements of Cash Flows for Years Ended March 31, 2018, 2017 and 2016	F-60
Consolidated Schedules of Investments as of March 31, 2018 and 2017	F-61
Notes to Consolidated Financial Statements	F-69
Schedule of Investments in and Advances to Affiliates	F-111

INDEX TO OTHER FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

I-45 SLF LLC	Page
Independent Auditor’s Report	SF-1
Consolidated Statements of Assets, Liabilities and Members’ Equity as of March 31, 2018 and 2017	SF-2
Consolidated Schedule of Investments as of March 31, 2018 and 2017	SF-3
Consolidated Statements of Operations for the year ended March 31, 2018 and 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016	SF-7
Consolidated Statements of Changes in Member’s Equity for the year ended March 31, 2018 and 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016	SF-8
Consolidated Statements of Cash Flows for the year ended March 31, 2018 and 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016	SF-9
Notes to Consolidated Financial Statements	SF-10

Media Recovery, Inc.	Page
Report of Independent Auditors	SF-19
Consolidated Balance Sheets as of September 30, 2017 and 2016	SF-21
Consolidated Statements of Operations and Comprehensive Income (Loss) for Years Ended September 30, 2017, 2016 and 2015	SF-22
Consolidated Statements of Stockholders’ Equity for Years Ended September 30, 2017, 2016 and 2015	SF-23
Consolidated Statements of Cash Flows for Years Ended September 30, 2017, 2016 and 2015	SF-24
Notes to Consolidated Financial Statements	SF-25

(2)    Exhibits

(a)
Articles of Incorporation, dated April 19, 1961, including amendments dated June 30, 1969, July 21, 1987, April 23, 2007 and July 15, 2013 (incorporated by reference to Exhibit (a) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on September 8, 2017).

(b)(1)	Second Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to Form 10-Q filed on November 7, 2017).
(b)(2)	Amendment to Second Amended and Restated Bylaws of Capital Southwest Corporation (Incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 814-00061) filed on April 25, 2019.
(c)	Not Applicable.
(d)(1)	Specimen of Common Stock certificate (Incorporated by reference to Exhibit 4.1 to Form 10-K filed on June 14, 2002).
(d)(2)
Indenture, dated October 23, 2017 between Capital Southwest Corporation and U.S. Bank National Association, Trustee (incorporated by reference to Exhibit (d)(2) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on October 23, 2017).

(d)(3)
First Supplemental Indenture, dated December 15, 2017, between the Company and U.S. Bank National Association, Trustee (incorporated by reference to Exhibit (d)(4) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on December 15, 2017).

(d)(4)	Form of 5.95% Notes due 2022 (incorporated by reference Exhibit (d)(5) to Registration Statement on Form N-2(Reg. No. 333-220385) filed on December 15, 2017).
(d)(5)	Statement of Eligibility of Trustee on Form T-1.**
(e)	Dividend Reinvestment Plan (incorporated by reference Exhibit (e) to Registration Statement on Form N-2(Reg. No. 333-220385) filed on September 8, 2017).
(f)	Not applicable.
(g)	Not Applicable.
(h)(1)	Form of Underwriting Agreement for equity securities***
(h)(2)	Form of Underwriting Agreement for debt securities***
(h)(3)	Underwriting Agreement, dated as of October 2, 2018, between the Company and Sanders Morris Harris LLC, as underwriter**
(h)(4)	Form of Equity Distribution Agreement**
(i)(1)	Capital Southwest Corporation 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.10 to Form 10-K filed on June 16, 2000).
(i)(2)	Severance Pay Agreement with William M. Ashbaugh (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 18, 2005).
(i)(3)	Joseph B. Armes Revised Offer Letter (Incorporated by reference to Exhibit 99.2 to Form 8-K filed on May 17, 2013).
(i)(4)	Capital Southwest Corporation 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 5, 2011).
(i)(5)	Capital Southwest Corporation 2010 Restricted Stock Award Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed on August 5, 2011).
(i)(6)	First Amendment to the Capital Southwest Corporation 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 7, 2014).
(i)(7)	Second Amendment to the Capital Southwest Corporation 2009 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 12, 2015).

(i)(8)	Third Amendment to the Capital Southwest Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 814-00061) filed on November 7, 2017).
(i)(9)	First Amendment to the Capital Southwest Corporation 2010 Restricted Stock Award Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 7, 2014).
(i)(10)	Second Amendment to the Capital Southwest Corporation 2010 Restricted Stock Award Plan (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 12, 2015).
(i)(11)	Third Amendment to the Capital Southwest Corporation 2010 Restricted Stock Award Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 814-00061) filed on November 7, 2017).
(i)(12)	Capital Southwest Corporation Amended and Restated 2010 Restricted Stock Award Plan (incorporated by reference to Exhibit 99.1 to Form S-8 (File No. 333-227117) filed on August 30, 2018).
(i)(13)	Form of Restricted Stock Award Agreement under the 2010 Restricted Stock Award Plan, as amended (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on November 7, 2014).
(i)(14)	Form of Non-Qualified Stock Option Agreement under the 2009 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.4 to Form 10-Q filed on November 7, 2014).
(i)(15)	Form of Cash Incentive Award Agreement (Incorporated by reference to Exhibit 10.5 to Form 10-Q filed on November 7, 2014).
(i)(16)	Tax Matters Agreement, dated September 8, 2015, between the Company and CSW Industrials, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 14, 2015).
(i)(17)
Amended and Restated Employee Matters Agreement, dated September 4, 2015, between the Capital Southwest Corporation and CSW Industrials, Inc. (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on September 14, 2015).

(i)(18)
Form of Amended and Restated Non-Qualified Stock Option Agreement under the 2009 Stock Incentive Plan (CSWC Employee Form) (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on November 9, 2015).

(i)(19)
Form of Amended and Restated Non-Qualified Stock Option Agreement under the 2009 Stock Incentive Plan (CSWI Employee Form) (Incorporated by reference to Exhibit 10.4 to Form 10-Q filed on November 9, 2015).

(i)(20)
Form of Amended and Restated Incentive Stock Option Agreement under the 2009 Stock Incentive Plan (CSWC Employee Form) (Incorporated by reference to Exhibit 10.5 to Form 10-Q filed on November 9, 2015).

(i)(21)
Form of Amended and Restated Incentive Stock Option Agreement under the 2009 Stock Incentive Plan (CSWI Employee Form) (Incorporated by reference to Exhibit 10.6 to Form 10-Q filed on November 9, 2015).

(i)(22)	Form of Amended and Restated Non-Qualified Stock Option Agreement (Executive Compensation Plan – CSWC Employee Form) (Incorporated by reference to Exhibit 10.7 to Form 10-Q filed on November 9, 2015).
(i)(23)	Form of Amended and Restated Non-Qualified Stock Option Agreement (Executive Compensation Plan – CSWI Employee Form) (Incorporated by reference to Exhibit 10.8 to Form 10-Q filed on November 9, 2015).
(i)(24)	Form of Restricted Stock Agreement under the 2010 Restricted Stock Award Plan (CSWC Employee Form) (Incorporated by reference to Exhibit 10.9 to Form 10-Q filed on November 9, 2015).
(i)(25)
Form of Amended and Restated Restricted Stock Agreement under the 2010 Restricted Stock Award Plan (CSWI Employee Form) (Incorporated by reference to Exhibit 10.10 to Form 10-Q filed on November 9, 2015).

(i)(26)	Form of Amended and Restated Restricted Stock Award (Executive Compensation Plan – CSWC Employee Form) (Incorporated by reference to Exhibit 10.11 to Form 10-Q filed on November 9, 2015).
(i)(27)	Form of Amended and Restated Restricted Stock Award (Executive Compensation Plan – CSWI Employee Form) (Incorporated by reference to Exhibit 10.12 to Form 10-Q filed on November 9, 2015).
(i)(28)	Form of Amended and Restated Cash Incentive Award Agreement (Executive Compensation Plan) (Incorporated by reference to Exhibit 10.13 to Form 10-Q filed on November 9, 2015).
(i)(29)
Capital Southwest Corporation and Its Affiliates Restoration of Retirement Income Plan as amended and restated effective January 1, 2008 (Incorporated by reference to Exhibit 10.3 to Form 10-K filed on May 29, 2009).

(i)(30)
Retirement Plan for Employees of Capital Southwest Corporation and its Affiliates as amended and restated effective April 1, 2011 (Incorporated by reference to Exhibit 10.15 to Form 10-K filed on June 1, 2012).

(i)(31)
Amendment One to Retirement Plan for employees of Capital Southwest Corporation and its affiliates as amended and restated effective April 1, 2011 (Incorporated by reference to Exhibit 10.16 to Form 10-K filed on May 31, 2013).

(i)(32)
Amendment Four to Retirement Plan for employees of Capital Southwest Corporation and its Affiliates as amended and restated effective April 1, 2011 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 6, 2015).

(j)(1)
Custody Agreement dated as of August 30, 2016, by and between Capital Southwest Corporation and U.S. Bank National Association (incorporated by reference to Exhibit (j)(1) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on September 8, 2017).

(j)(2)
Custody Control Agreement dated as of August 30, 2016, by and among Capital Southwest Corporation, ING Capital LLC and U.S. Bank National Association (incorporated by reference to Exhibit (j)(2) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on September 8, 2017).

(j)(3)
Document Custody Agreement dated as of August 30, 2016, by and among Capital Southwest Corporation, ING Capital LLC and U.S. Bank National Association (incorporated by reference to Exhibit (j)(3) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on September 8, 2017).

(k)(1)
Distribution Agreement, dated September 8, 2015, by and between Capital Southwest Corporation and CSW Industrials, Inc. (Incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 14, 2015).

(k)(2)	I-45 SLF LLC Agreement dated September 9, 2015 (Incorporated by reference to Exhibit 10.14 to Form 10-Q filed on November 9, 2015).
(k)(3)
Amended and Restated Administration Agreement, dated as of March 9, 2017, by and between Capital Southwest Corporation and Capital Southwest Management Corporation (incorporated by reference to Exhibit (k)(3) to Registration Statement on Form N-2 (Reg. No. 333-220385) filed on September 8, 2017).

(k)(4)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 814-00061) filed on November 7, 2017).
(k)(5)	Form of Subscription Agreement**
(k)(6)	Guarantee, Pledge and Security Agreement dated as of August 30, 2016 (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on September 2, 2016).
(k)(7)
Senior Secured Revolving Credit Agreement dated as of August 30, 2016 among Capital Southwest Corporation, the Lenders party thereto, ING Capital LLC, as administrative agent, and Texas Capital Bank, N.A., as documentation agent (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 2, 2016).

(k)(8)
Incremental Assumption Agreement, dated August 18, 2017, among the Company, ING Capital LLC and LegacyTexas Bank (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 814-00061) filed on November 7, 2017).

(k)(9)
Amendment No. 1 to the Senior Secured Revolving Credit Agreement, dated November 16, 2017, among the Company, the lenders party thereto, ING Capital LLC and the subsidiary guarantors thereto (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 814-00061) filed on November 17, 2017).

(k)(10)
Incremental Assumption Agreement, dated April 16, 2018, among the Company, ING Capital LLC and Hitachi Capital America Corp. (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 814-00061) filed on April 17, 2018).

(k)(11)
Incremental Assumption Agreement, dated as of May 11, 2018 among Capital Southwest Corporation, as Borrower, and ING Capital LLC, as Administrative Agent and Increasing Lender (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 814-00061) filed on May 14, 2018).

(k)(12)
Master Reimbursement Agreement, dated as of May 9, 2018, by and between Capital Southwest Corporation, as Borrower, and ING Capital LLC, as Issuer (incorporated by reference to Exhibit 10.40 to Form 10-K (File No. 814-00061) filed on June 5, 2018).

(k)(13)
Amended and Restated Senior Secured Revolving Credit Agreement dated as of December 21, 2018 among Capital Southwest Corporation, as Borrower, the Lenders Party Hereto, ING Capital LLC, as Administrative Agent, Arranger and Bookrunner and Texas Capital Bank, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 814-00061) filed on December 21, 2018).

(k)(14)
Amended and Restated Guarantee, Pledge and Security Agreement dated as of December 21, 2018 among Capital Southwest, as Borrower, the Subsidiary Guarantors party hereto, ING Capital LLC, as Revolving Administrative Agent for the Revolving Lenders, each Financing Agent and Designated Indebtedness Holder party hereto and ING Capital LLC, as Collateral Agent (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 814-00061) filed on December 21, 2018).

(k)(15)
Incremental Assumption Agreement dated as of May 23, 2019 among Capital Southwest Corporation, as Borrower, ING Capital LLC, as Administrative Agent, and Mutual of Omaha Bank, as Assuming Lender (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 814-00061) filed on May 23, 2019).

(l)(1)	Opinion and Consent of Counsel dated December 15, 2017.**
(l)(2)	Opinion and Consent of Counsel dated October 4, 2018.**
(l)(3)	Opinion and Consent of Counsel dated March 4, 2019.**
(m)	Not Applicable.
(n)(1)	Consent of RSM (US) LLP relating to Capital Southwest Corporation.*
(n)(2)	Report of RSM (US) LLP regarding the senior security table contained herein.*
(n)(3)	Consent of Grant Thornton LLP relating to Capital Southwest Corporation**
(n)(4)	Consent of RSM US LLP regarding the financials of I-45 SLF LLC.*
(n)(5)	Report of Grant Thornton LLP regarding the senior security table contained herein.**

(n)(6)	Consent of Whitley Penn LLP regarding the financials of Media Recovery, Inc.**
(n)(7)	Consent of Weaver and Tidwell, L.L.P. regarding the financials of TitanLiner, Inc.**
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)	Code of Ethics.**
(s)(1)	Power of Attorney.**
(s)(2)	Power of Attorney for Christine S. Battist**
99.1	Statement of Computation of Ratios of Earnings to Fixed Charges.**
99.2	Form of Preliminary Prospectus Supplement for Common Stock Offerings.**
99.3	Form of Preliminary Prospectus Supplement for Debt Securities Offerings.**

*	Filed herewith.
**	Previously filed as an exhibit to this Registration Statement.
***	To be filed by post-effective amendment, if applicable.
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.
Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$57,950
Nasdaq additional listing fee	65,000	*
FINRA filing fee	75,500
Accounting fees and expenses	85,000	*
Legal fees and expenses	200,000	*
Printing and engraving	45,000	*
Miscellaneous fees and expenses	16,550	*
Total	$545,000	*

*	Estimated for filing purposes.
All of the expenses set forth above shall be borne by the Registrant.
Item 28. Persons Controlled By Or Under Common Control
Capital Southwest Corporation, directly or indirectly, owns 100% of each of the following consolidated subsidiaries:

•	Capital Southwest Management Corporation, a Nevada corporation and wholly-owned subsidiary of the Registrant

•	Capital Southwest Equity Investments, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

In addition, Capital Southwest Corporation controls a portfolio company, Media Recovery, Inc., a Nevada corporation, of which it owns 97.5%, which is not consolidated by Capital Southwest Corporation.
In addition, Capital Southwest Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see “Portfolio Companies” in the prospectus.
Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at September 5, 2018.

Title of Class	Number of Record Holders
Common Stock, $0.25 par value	445
Item 30. Indemnification
Our charter, as amended, provides for indemnification for persons who are or were a director, officer or employee of CSWC or CSMC against any and all judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such action, suit or proceeding, and any inquiry or investigation that could lead to such action, suit or proceeding, on account of such person’s service as a director officer or employee of CSWC or CSMC, or service at the request of CSWC or CSMC as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise all to the fullest extent permitted by Texas law. The charter provides that we must not provide indemnification to the extent not prohibited by the 1940 Act. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Texas law requires a corporation to indemnify a director or officer against reasonable expenses actually incurred by him or her in connection with a threatened, pending, or completed action or other proceeding in which he or she is a named defendant or respondent because he or she is or was a director or officer if he or she has been wholly successful, on the merits or otherwise, in the defense of the action or proceeding. Texas law permits a corporation to indemnify a director or former director against judgments and expenses reasonably and actually incurred by the person in connection with a proceeding if the person (i) acted in good faith, (ii) reasonably believed, in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests, and otherwise, that the person’s conduct was not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful. If, however, the person is found liable to the corporation, or is found liable on the basis that such person received an improper personal benefit, then indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred, and no indemnification will be available if the person is found liable for (i) willful or intentional misconduct in the performance of the person’s duty to the corporation, (ii) breach of the person’s duty of loyalty owed to the corporation, or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. In addition, Texas law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to purchase or maintain insurance against any liability asserted against a director, officer or employee of the Company. We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.
Item 31. Business And Other Connections Of Investment Adviser
Not Applicable
Item 32. Location Of Accounts And Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the Registrant’s offices at 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240. In addition, our securities are held under custody agreements by U.S. Bank, whose address is 8 Greenway Plaza, Suite 1100, Houston, Texas 77046.
Item 33. Management Services

Not Applicable
Item 34. Undertakings

1.
We hereby undertake to suspend any offering of shares until the prospectus is amended if: (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (2) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	We hereby undertake:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

b.
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if we are subject to Rule 430C under the 1933 Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.
that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 5, 2019.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ BOWEN S. DIEHL
Bowen S. Diehl
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ BOWEN S. DIEHL	President and Chief Executive Officer	June 5, 2019
Bowen S. Diehl	(principal executive officer)

/s/ MICHAEL S. SARNER	Chief Financial Officer, Secretary and Treasurer	June 5, 2019
Michael S. Sarner	(principal financial officer)

**	Director	June 5, 2019
Christine S. Battist

*	Chairman of the Board of Directors	June 5, 2019
David R. Brooks

*	Director	June 5, 2019
Jack D. Furst

*	Director	June 5, 2019
T. Duane Morgan

*	Director	June 5, 2019
William R. Thomas III

*	Director	June 5, 2019
John H. Wilson

*By:	/s/ Michael S. Sarner
Michael S. Sarner
Attorney-in-fact
*	Signed by Michael S. Sarner pursuant to a power of attorney signed by each individual and filed with this Registration Statement on September 8, 2017.

**By:	/s/ Michael S. Sarner
Michael S. Sarner
Attorney-in-fact
**	Signed by Michael S. Sarner pursuant to a power of attorney signed by Christine S. Battist and filed with this Registration Statement on September 7, 2018.